FOR IMMEDIATE RELEASE	WEDNESDAY, JANUARY 24, 2007

Shell Canada updates oil sands mining and upgrading plans

Calgary, Alberta - Shell Canada today updated its long term oil sands growth plans to increase minable bitumen production to approximately 770,000 barrels a day, while increasing upgrading capacity to approximately 700,000 barrels a day.

In April 2005 Shell Canada announced its “building block” strategy designed to increase minable bitumen production and upgrading capacity through a series of expansion projects. Shell Canada’s first 100,000-barrel-a-day expansion, AOSP Expansion 1, was approved in November 2006 with full start-up expected in 2010.

Beyond AOSP Expansion 1, Shell Canada plans additional oil sands expansions that could potentially increase minable bitumen production to approximately 770,000 barrels a day. In addition to existing regulatory approvals and expansion plans, Shell Canada’s growth strategy includes Jackpine Mine Expansion and an additional mine, called Pierre River Mine, on the west side of the Athabasca River.

Bitumen upgrading capacity could also potentially be increased to about 700,000 barrels a day through a series of Shell Canada-owned upgrader projects in the Fort Saskatchewan area, east of Edmonton. New upgrading facilities would process Shell Canada’s share of future Athabasca minable bitumen production as well as bitumen from the company’s in situ oil sands developments. As previously announced, heavy oil upgrading and refining options in Ontario are also being considered.

“Seeking early stakeholder input and regulator support is fundamental to our growth strategy,” said Clive Mather, Shell Canada President and CEO. “We are issuing these Public Disclosures so that we can start the process of our next phase of oil sands development. Shell Canada has major land holdings in the Athabasca region and we estimate that our minable bitumen resource base could ultimately support 770,000 barrels a day of production. This will provide a secure source of energy and economic benefit for Canadians for decades to come.”

Actual timing for Shell Canada’s projects will depend on market conditions, key economic indicators, the ability to meet our sustainable development criteria and the outcome of the regulatory process.

Public disclosure documents for the Shell Canada Oil Sands Expansion and Shell Canada Upgrader are available at www.shell.ca or by calling toll-free 1-800-250-4355. Regulatory submissions for these projects will be filed with regulatory authorities later in 2007. It is anticipated that regulatory decisions will be received by the end of 2009.

Regulators will make draft terms of reference for related Environmental Impact Assessments for these projects available for public inspection and comment.

Shell Canada holds a 60 per cent interest in the Athabasca Oil Sands Project (AOSP), a joint venture with Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent). The AOSP consists of the Muskeg River Mine located north of Fort McMurray in northern Alberta, and the Scotford Upgrader near Edmonton, Alberta. Shell Canada also has in situ bitumen operations near Peace River and Cold Lake in Alberta.

Chevron Canada Limited and Western Oil Sands L.P. have the option to participate with Shell Canada in the development of the Jackpine Mine Expansion and the Pierre River Mine.

Media Inquiries: Janet Annesley Manager, Public Affairs - Oil Sands (403) 691-2023	Investor Inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175

Cautionary Note

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to anticipated growth, growth strategy and long-term profitability, future capital and other expenditures, the Company’s plans for growth, development, construction and expansion, the viability and benefits of planned and future expansion projects, upgrading capacity, construction of infrastructure, resources and reserves estimates, future production of resources and reserves and project schedules and execution.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct.

Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause the Company’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, demand for oil, gas and related products, disruptions in supply, fluctuations in oil and gas prices, industry operating conditions, operating costs, stakeholder engagement, receipt of regulatory approvals, project startup, schedules and execution, market competition, operational reliability, labour availability, shortages of materials and equipment, the uncertainties involving the geology of oil and gas deposits and reserves estimates, including the assumption that the quantities estimated can be found and profitably produced in the future, general economic conditions, the fulfillment of the Company’s sustainable development criteria, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.